GRUPO CASA SABA, S.A.B. DE C.V.
Annual General Ordinary Shareholders’ Meeting
April 27, 2012

SUMMARY OF RESOLUTIONS

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I. Presentation, and in its case, approval of the report submitted by the Board of Directors for the year ended on December 31, 2011, pursuant to Article 172 of the General Law on Commercial Companies, including the financial statements for the year ended on December 31, 2011.

The following were approved in their entirety: (i) the report on the operations and activities in which the Board of Directors participated during the fiscal year ended on December 31, 2011; and (ii) the Company’s and its subsidiaries audited financial statements for the fiscal year beginning on January 1 and ending on December 31, 2011.

II. Presentation, and in its case, approval of the Company’s tax obligations compliance report for the 2010 fiscal year.

The Company’s tax obligations compliance report for the fiscal year 2010 was approved.

It was acknowledged that the Company’s tax obligations compliance report for the fiscal year 2011 will be presented for approval to the next shareholders' meeting to be held after the delivery of such report.

III. Presentation, and in its case, approval of the report submitted by the Company’s Chief Executive Officer, pursuant to Article 44 Section XI of the Securities Market Law.

The Company’s Chief Executive Officer’s report for the fiscal year ended on December 31, 2011, was approved, pursuant to Article 44 of the Securities Market Law.

IV. Presentation of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

The opinion of the Board of Directors regarding the Chief Executive Officer’s report was duly presented and noted.

V. Presentation, and in its case, approval of the report submitted by the Audit Committee’s President.

The Audit Committee’s report for the fiscal year ended on December 31, 2011 was approved in its entirety, pursuant to Article 43 of the Securities Market Law.

VI. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Board of Directors, as well as the Secretary.

It was resolved to accept the resignation of Mr. Ivan Moguel Kuri as an alternate independent member of the Board of Directors; thanking him for the faithful performance of his functions and granting him the broadest release permitted under applicable law, with respect to each and every one of the acts that he may have participated in during his term.

It was resolved to ratify, in their respective positions, the rest of the members of the Board of Directors, in virtue of which, as of this date, the Company’s Board of Directors will be integrated as follows:

Board of Directors

Board Member - Position

Manuel Saba Ades-Chairman

Alberto Isaac Saba Ades-Vice-chairman

Gabriel Saba D’jamus-Board Member

Pedro Alejandro Sadurní Gómez-Board Member

Enrique Castillo Sánchez-Mejorada-Independent Board Member

Julio Emilio Madrazo García-Independent Board Member

Gabriel Alarcón Velázquez-Independent Board Member

Juan Carlos Peralta del Río-Independent Board Member

Miguel Alemán Magnani-Independent Board Member

It was also resolved to ratify Mr. Francisco Fuentes Ostos as Secretary of the Company, without being a member of the Board of Directors.

VII. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Audit Committee and appointment and, in its case, ratification of the President of such committee.

It was resolved to ratify (i) Messrs. Gabriel Alarcón Velázquez, Julio Madrazo García, and Juan Carlos Peralta del Río as members of the Audit Committee; and (ii) Mr. Julio Madrazo García as Chairman of such committee.

Furthermore, it was resolved that the Audit Committee will continue to perform the auditing and corporate practices functions.

VIII. Acceptance of resignation, appointment proposal, and in its case, ratification of the Company’s Chief Executive Office.

It was resolved to ratify Mr. Gabriel Saba D´jamus as the Company’s Chief Executive Officer.

IX. Remuneration for the members of the Board of Directors, the Audit Committee, and the Secretary of the Company.

It was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty pesos coin known as a “Centenario” as compensation, or to grant them the equivalent value in cash of one “Centenario” for each Board of Director’s meeting attended.

X. Granting and revocation of powers of attorney.

It was acknowledged that, currently, the Company does not need to grant or revoke powers of attorney, in such sense, this point of the agenda was not discussed.

XI. Designation of the delegates who will formalize the resolutions taken at the meeting.

Special delegates of the meeting were appointed to perform all acts and sign the necessary documents to execute and formalize the resolutions approved at the meeting.